VISIONQUEST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Paid In Capital	Retained Earnings (Deficit)	Total Members' Equity
Balances, December 31, 2014	$ 24,725	$ (12,914)	$ 11,811
Additions	48,689		48,689
Net income (Loss)		(52,389)	(52,389)
Balances, December 31, 2015	$ 73,414	$ (65,303)	$ 8,111

See notes to financial statements.